Form 51-102F3

Material Change Report

1.

Name and Address of Company

MAG Silver Corp.
Suite 770 - 800 West Pender Street
Vancouver, BC
V6C 2V6   Canada

2.

Date of Material Change

February 28, 2011

3.

News Release

MAG Silver Corp. (the “Company”) issued a news release dated February 28, 2011 (the “News Release”) relating to the material change.  The News Release was distributed through Marketwire and filed with the applicable securities regulatory authorities.

4.

Summary of Material Change

On February 28, 2011, the Company provided recently received drilling results from the Juanicipio Joint Venture located in Fresnillo, Zacatecas State, Mexico.  Drilling in Hole 17.5R on the Juanicipio Vein has cut another high grade intercept: 1.72 metres (true thickness) grading 1,597 g/t (46.5 ounces per ton (opt)) silver, 6.92 g/t (0.20 opt) gold, 0.81% lead and 2.06% zinc.  A 0.73 metre section within this intercept assayed 3,470 g/t silver (101.2 opt), 15.45 g/t gold (0.45 opt) and 1.65% lead and 4.44% zinc. Hole 17.5R lies approximately 50 metres below Hole 18R that cut 1.56 metres (true thickness) grading 4,223 g/t (123 opt) silver, 2.97 g/t gold, 5.57% zinc, and 3.00% lead. Both of these holes lie 100-150 metres below and outside of the Juanicipio Vein Inferred Resource, which includes 4.7 million ounces of silver at a grade of 553 g/t (16.1 opt) (See Press Release of December 1, 2010).  Drilling of Hole 17Q, 200 metres to the east in the Juanicipio Vein, is in progress.

Recent infill drilling on the Valdecañas Vein designed to bring Inferred Resources into the Indicated category includes Hole MI, which cut 7.19 metres grading 434 g/t (12.6 opt) silver, 1.07 g/t gold, 1.19% lead and 3.90% zinc.  This hole lies roughly 50 metres below the principal Indicated Resource body.

5.

Full Description of Material Change

For a full description of the material change, please see “Schedule A” below.  The press release may also be viewed on SEDAR at www.sedar.com .

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted on the basis that it is confidential information.

8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

Dan MacInnis

President and Chief Executive Officer

Telephone: (604) 630-1399

Facsimile: (604) 681-0894

9.

Date of Report

February 28, 2011

SCHEDULE A

MAG Silver Corp.	February 28, 2011
For Immediate Release	NR#11-01

MAG SILVER ANNOUNCES HIGH-GRADE

JUANICIPIO VEIN INTERCEPT

1,597 grams per tonne (g/t) silver with 6.92 g/t gold, 0.81% lead and 2.06% zinc over 1.72 metres.

Vancouver, B.C. -- MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG” or the “Company”) provides recently received drilling results from the Juanicipio Joint Venture located in Fresnillo, Zacatecas State, Mexico.  The joint venture is operated through Minera Juanicipio S.A. de C.V., a Mexican entity owned 44% by MAG and 56% by Fresnillo plc who is also the project manager. The new high grade intercept comes from diamond drilling on the east end of the Juanicipio Vein. The Juanicipio Vein lies 1.1 kilometres south of the Valdecañas Vein and is highly prospective for additions to the resources which have been identified to date on the Juanicipio Property.

Drilling in Hole 17.5R on the Juanicipio Vein has cut another high grade intercept: 1.72 metres (true thickness) grading 1,597 g/t (46.5 ounces per ton (opt)) silver, 6.92 g/t (0.20 opt) gold, 0.81% lead and 2.06% zinc.  A 0.73 metre section within this intercept assayed 3,470 g/t silver (101.2 opt), 15.45 g/t gold (0.45 opt) and 1.65% lead and 4.44% zinc. Hole 17.5R lies approximately 50 metres below Hole 18R that cut 1.56 metres (true thickness) grading 4,223 g/t (123 opt) silver, 2.97 g/t gold, 5.57% zinc, and 3.00% lead. Both of these holes lie 100-150 metres below and outside of the Juanicipio Vein Inferred Resource, which includes 4.7 million ounces of silver at a grade of 553 g/t (16.1 opt) (See Press Release of December 1, 2010).  Drilling of Hole 17Q, 200 metres to the east in the Juanicipio Vein, is in progress.

Hole Number	From (metres)	To (metres)	Width (metres)	Silver (g/t)	Silver (opt)	Gold (g/t)	Lead (%)	Zinc (%)	True Width (metres)
Juanicipio Vein
17.5R	888.60	890.35	1.75	1,597	46.5	6.92	0.81	2.06	1.72
Including	888.60	889.35	0.75	3,470	101.2	15.45	1.65	4.44	0.73
and	899.95	900.85	0.93	374	10.9	0.93	0.31	0.45	0.58
Valdecañas Vein
MI	810.90	819.20	8.30	434	12.6	1.07	1.19	3.90	7.19

“We are pleased to see such high grade drilling results continuing to add to the newly defined Inferred Resource within the Juanicipio Vein, our original discovery on the property,” said Dan MacInnis, MAG Silver President and CEO.  “These recent intercepts are important not only because they significantly expand this deposit, but because they also continue to demonstrate the potential for multiple economic veins to exist within the Juanicipio Joint Venture property”.

Valdecañas Vein

Recent infill drilling on the Valdecañas Vein designed to bring Inferred Resources into the Indicated category includes Hole MI, which cut 7.19 metres grading 434 g/t (12.6 opt) silver, 1.07 g/t gold, 1.19% lead and 3.90% zinc.  This hole lies roughly 50 metres below the principal Indicated Resource body.

Drilling on the Valdecañas Vein continues in 2011 with a series of holes designed to maximise the conversion of Inferred into Indicated Resources.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the remaining technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focused on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly developing the Valdecañas Deposit on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

“Dan MacInnis”

CEO & Director

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

Valdecañas / Juanicipio Veins – Location

Plan View
Valdecañas Vein
Juanicipio Vein
C

NPV (5%)
$US967M

@ $12.32
Ag /oz

Silver Distribution g/t
NW
SE
JV Boundary
JV Boundary
0
>500 g/t
Plunge +40, Azimuth 031
0
250
500
750

1

TSX : MAG
NYSE AMEX : MVG

Valdecañas Vein – Inclined Long Section

Resource Classification
INFERRED RESOURCES
Drill Hole Trace
INDICATED RESOURCES
INFERRED RESOURCES
Property Boundary
Property Boundary
1000 Elev
800 Elev
600 Elev
400 Elev
200 Elev
0 Elev
-200 Elev
-400 Elev
-1400
-400
-200
0
200
400
SCOTT WILSON RPA
17-21
Recent Drill Hole MI Location
7.19 metres grading 434 g/t (12.6 opt) Silver, 1.07 g/t Gold, 1.19% Lead and 3.90% Zinc
Figure 17-12
Silver Grade (g/t)
< 100
100 200
200 300
300 400
400 500
500 600
> 600
0 100 200 300 400
Metres
January 2011
Mag Silver Corp.
Juanicipio Joint Venture
Zacatecas State, Mexico
Valdecañas Deposit - Main Zone
Inclined Longitudinal Section
www.scottwilson.com

Indicated Ag Ounces 110.8M
(48.8M MAG 44%)

Inferred Ag Ounces 88.6M
(40.0M MAG 44%)

TSX : MAG
NYSE AMEX : MVG

Juanicipio Vein – Emerging Ore Zone

W
Inclined Longitudinal
E
Inferred Resource
260,000 t @ 553 g/t Ag and 4.37 g/t Au
5.2M oz Ag / 40k oz Au
Fresnillo pcl
2000
JU2
10P
12P
JU1
11P
Hole in Progress
16Q
18P
17P
4 holes Average
1.89m @ 1,555 g/t Ag (45 opt) / 2.42 g/t Au / 1.72% Pb and 2.76% Zn (not included in inferred resource)
31P
Open
19P
19Q3
18Q2
21P
20P
21Q
23R
22P
18.5R
18R
19R
21R
20R
17R
22R
?
17.5R - 1.72 m at 6.92 g/t Au / 1,597 g/t Ag / 0.81% Pb / 2.06% Zn

Hole ID	True Width	Au (g/t)	Ag (g/t)
JU1	2.80	11.43	630
JU2	1.50	1.59	1
10P	0.25	0.11	234
11P	0.55	0.05	0.5
16Q	0.27	0.62	75
17P	0.60	0.34	130
17R	1.12	1.09	158
12P	0.25	0.30	46
18P	0.60	1.47	4100
18Q	0.85	0.27	55
18R	1.56	2.97	4223
18.5R	3.55	0.43	548

Hole ID	Tree Width	Au (g/t)	Ag (g/t)
19P	3.10	2.66	133
19Q3	0.42	0.28	45
19R	0.52	2.09	731
20R	0.30	2.16	57
20P	0.92	4.95	119
21P	0.70	0.36	66
21Q	0.10	0.20	15
21R	0.20	0.31	56
22R	0.41	0.05	5
22P	0.30	6.68	863
31P	NSV		
23R	NSV		

3

TSX : MAG
NYSE AMEX : MVG